EuroPacific Growth Fund
333 South Hope Street
Los Angeles, California 90071

Telephone (213) 486-9200
Fax (213) 486-9455

For period ending 03/31/10
File number 811-03734

77C.           The Board of Trustees of EuroPacific Growth Fund presented several proposals to its shareholders.  These measures were designed to increase investment flexibility, streamline fund administration and reduce expenses.  The fund’s shareholder meeting was held December 23, 2009 with respect to proposal 2 below and November 24, 2009 for all other proposals.

The results of the proposals submitted to vote for the EuroPacific Growth Fund are as follows:

Election of Trustees:

Trustee	Votes For	Votes Withheld
Elisabeth Allison	1,392,146,589	38,086,933
Vanessa C. L. Chang	1,392,063,698	38,169,824
Gina H. Despres	1,391,787,596	38,445,926
Nicholas Donatiello, Jr.	1,391,869,975	38,363,547
Robert A. Fox	1,391,611,947	38,621,575
Koichi Itoh	1,391,986,847	38,246,675
Carl M. Kawaja	1,392,070,680	38,162,842
William H. Kling	1,391,072,381	39,161,141
John G. McDonald	1,385,681,490	44,552,032
William I. Miller	1,391,935,086	38,298,436
Allesandro Ovi	1,385,911,248	44,322,274

Approval of an agreement to reorganize the fund from a Massachusetts Business Trust into a Delaware Statutory Trust:

Votes For	Votes Against	Votes Abstaining*
1,288,187,497	74,641,659	304,179,550

Approval to update the fund’s fundamental investment policies:
a.	Policy regarding borrowing
b.	Policy regarding issuance of senior securities
c.	Policy regarding underwriting
d.	Policy regarding investments in real estate or commodities
e.	Policy regarding lending
f.	Policy regarding industry concentration
g.	The elimination of certain policies

	Votes For	Votes Against	Votes Abstaining*
3a.	1,077,289,408	29,216,509	323,727,605
3b.	1,076,919,441	29,326,980	323,987,101
3c.	1,064,517,024	41,383,017	324,333,481
3d.	1,060,781,895	47,366,190	322,085,437
3e.	1,069,284,800	36,873,937	324,074,785
3f.	1,064,683,815	43,056,219	322,493,488
3g.	1,056,156,585	48,757,791	325,319,146

Approval of a policy allowing Capital Research and Management Company to appoint subsidiary advisers to manage the day-to-day investment activities of the fund without additional shareholder approval:

Votes For	Votes Against	Votes Abstaining*
1,061,310,554	43,991,035	324,931,933

Approval of amendments to the fund’s Investment Advisory and Service Agreement with Capital Research and Management Company:

Votes For	Votes Against	Votes Abstaining*
1,064,149,711	33,538,111	332,545,700

Approval of a form of Subsidiary Agreement and appointment of subsidiary advisor(s) for the fund:

Votes For	Votes Against	Votes Abstaining*
1,069,369,232	28,470,211	332,394,079

Approval to consider a proposal submitted by shareholders of the fund that requests the Board of the Fund to “institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violation of human rights:”

Votes For	Votes Against	Votes Abstaining
128,083,861	948,407,814	58,714,277

*Includes broker non-votes.